UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-67185

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ACP Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1450 Brickell Avenue, Suite 1690
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Gilman	561-771-0036	rgilman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KSDT & Co.
(Name – if individual, state last, first, and middle name)

9300 South Dadeland Blvd.	Miami	FL	33156
(Address)	(City)	(State)	(Zip Code)

06/02/2009	3451
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Esteban Endere, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ACP Securities LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Member

JOHANA ORDONEZ
MY COMMISSION # HH 128869
EXPIRES: June 5, 2025
Bonded Thru Notary Public Underwriters

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACP Securities, LLC

Financial Statements
December 31, 2021

ACP Securities, LLC
Table of Contents
December 31, 2021

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Liabilities Subordinated to Claims of General Creditors 4

Statement of Changes in Member's Equity (Deficit) 5

Statement of Cash Flows 6

Notes to Financial Statements 7-14

Supplemental Schedules

Schedule I- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2021 15

Schedule II- Statement on Exemption Report from Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2021 16

Report of Independent Registered Public Accounting Firm 17

Exemption Report Pursuant to the Securities and Exchange Commission Rule 17a-5 18

KSDT
ADVISORY | TAX | ASSURANCE CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of ACP Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ACP Securities, LLC as of December 31, 2021, the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in member's equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of ACP Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ACP Securities, LLC's management. Our responsibility is to express an opinion on ACP Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ACP Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of ACP Securities, LLC's financial statements. The supplemental information is the responsibility of ACP Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have served as ACP Securities, LLC's auditor since 2010.
Miami, Florida
February 23, 2022

MIAMI
305.670.3370
9300 S. Dadeland Blvd. | Suite 600
Miami, Florida | 33156

WESTON
954.485.5788
1625 N. Commerce Parkway | Suite 315
Weston, Florida | 33326

ACP Securities, LLC
Statement of Financial Condition
December 31, 2021

Assets		
Cash and cash equivalents	$ 125,398	
Deposit with clearing broker	100,000	
Accounts receivable - clearing broker	1,477,219	
Fees and commissions receivable-clearing broker	289,998	
Operating lease right-of-use asset	656,755	
Security deposit on office lease	44,180	
Other assets	58,654	
Total Assets		$ 2,752,204
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 918,884	
Payable to clearing broker	293,353	
Operating lease liability	698,906	
Liabilities subordinated to claims of general creditors	500,000	
Total Liabilities		2,411,143
Member's Equity		341,061
Total Liabilities and Member's Equity		$ 2,752,204

The accompanying notes are an integral part of these financial statements.

ACP Securities, LLC
Statement of Operations
For the Year Ended December 31, 2021

Revenues		
Commissions	$ 9,969,471	
Advisory fees	1,684,000	
Distribution fees	1,209,166	
Expense sharing reimbursement	12,000	
Interest income	12,534	
Total Revenues		12,887,171
Expenses		
Salaries and related costs	$ 10,616,070	
Clearing costs	543,749	
Professional fees	341,651	
Occupancy expense	322,980	
Communications and market data	249,936	
Error account losses	155,569	
Other operating expenses	119,021	
Interest expense	69,877	
Regulatory fees	47,854	
Total Expenses		12,466,707
Net income before extinguishment of debt		420,464
Gain on forgiveness of PPP loan		62,600
Net Income		$ 483,064

The accompanying notes are an integral part of these financial statements.

ACP Securities, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2021

Balance, Beginning of year	$	500,000
Additions		-
Decreases		-
Balance, End of year	$	500,000

The accompanying notes are an integral part of these financial statements.

ACP Securities, LLC
Statement of Changes in Member's Equity (Deficit)
For the Year Ended December 31, 2021

Balance - January 1, 2021	$ (142,003)	
Net income	483,064	
Balance - December 31, 2021		$ 341,061

The accompanying notes are an integral part of these financial statements.

ACP Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flows From Operating Activities		
Net income		$ 483,064
Adjustments to reconcile net income to net cash		
used in operating activities:		
Depreciation	1,400	
Gain on forgiveness of PPP loan	(62,600)	
Changes in operating assets:		
Increase in accounts receivable-clearing broker	(289,254)	
Increase in security deposit and other assets	(19,575)	
Increase in accounts payable and accrued expenses	(157,669)	
Decrease in payable to clearing broker	(83,994)	
Operating lease right-of-use asset	931	
Total Adjustments		(610,761)
Net Cash Used In Operating Activities		(127,697)
Net Decrease In Cash and Cash Equivalents		(127,697)
Cash and Cash Equivalents - Beginning		253,095
Cash and Cash Equivalents - Ending		$ 125,398
Supplemental Disclosure of Cash Flow Information:		
Cash payments for interest		$ 69,877
Reductions to ROU assets resulting from reductions to lease liabilities: operating leases		$ 186,047
Cash paid for amounts included in measurement of lease liability: Operating cash flows from operating lease		$ 185,116

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

ACP Securities, LLC (the Company) was formed on November 4, 2005 and is a wholly owned subsidiary of ACP Capital Holdings, LLC (sole member and parent), a financial services company. The Company is a registered broker/dealer and a member firm of the Financial Industry Regulatory Authority (FINRA).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Customers, Broker-Dealers, Trading Inventory and Investment Balances

The Company is a registered broker-dealer and maintains its brokerage accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade-date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 with the clearing broker.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm and investment trading. The Company does not own any restricted or non-marketable securities or any securities at December 31, 2021.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives.

The costs of maintenance and repairs of furniture and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized. When furniture and equipment are replaced, retired, or otherwise disposed of, the cost of such assets and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in the statement of operations.

Cash and Cash Equivalents

The Company maintains deposits at financial institutions that, from time to time, may exceed federally insured limits. The exposure of the Company from these transactions is solely dependent upon daily account balances and the financial strength of the respective institution. At December 31, 2021, the Company had no cash balances in excess of federally insured limits. Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less that are not segregated and deposited for regulatory purposes.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Financial Instruments with Off-Balance-Sheet Risk

The Company, under its correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly, has not recorded any contingent liability in its financial statements for these indemnifications.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2021 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2021.

Income Taxes

No Federal or State income taxes are payable by the Company, and none have been provided for in the accompanying financial statements. The parent company will include the Company's income or loss on its tax return. Generally Federal and State tax authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and the three preceding years remain subject to examination as of December 31, 2021.

Revenue and Expense Recognition

Commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission income and expense from customer transactions are recorded on a trade-date basis. The trade date is the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue and Expense Recognition (continued)

Distribution fees: The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Advisory fees: Advisory fees include fees earned from advisory services. The Company recognizes advisory fees by engagement and as monthly nonrefundable retainers and success fees at the time the transaction is complete at the point when the performance obligation is met. Revenue is generated from a single transaction price and there is no need to allocate the amounts across more than a single revenue stream.

Leases

The Company accounts for its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancellable operating leases, for office space, computers, and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

Lease liabilities. A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Leases (continued)

ROU assets. A lessee's ROU asset is measured at the commencement date at the amount of the initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs.

Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Accounting Policy Election for Short-Term Leases

A short-term lease is a lease that, at commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that we are reasonably certain to exercise. We have elected to adopt an exemption from the recognition and measurement requirements of Financial Accounting Standard Board ASC 842 for short-term leases. No right-of-use asset or lease liability is recognized in the statement of financial condition for these leases and we recognize the lease payments as lease cost on a straight-line basis over the lease term (see Note 11).

Receivables From Clearing Broker

The Company's receivables from clearing organizations include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Management has reviewed all receivables from the clearing broker and determined that these balances are fully collectible. Therefore, no allowance for doubtful accounts is considered necessary.

NOTE 3. NET CAPITAL RULES

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2021, the Company's net capital was $692,826 which was $592,826 in excess of its required net capital of $100,000. At December 31, 2021, the Company's net capital ratio to aggregate indebtedness was 1.81 to 1.

NOTE 4. FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash and cash equivalents, deposit with clearing broker, other receivable-clearing broker, receivable-clearing broker, other assets, payable to clearing broker, accounts payable and

accrued expenses, liabilities subordinated to claims of general creditors approximate fair value due to the short-term nature of these accounts.

In accordance with GAAP, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

As of December 31, 2021, the Company did not own any securities.

NOTE 5. RECEIVABLE FROM CLEARING ORGANIZATION

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2021, consist of the following:

Accounts receivable from clearing organization	$ 1,477,219
Fees and commissions receivable	289,998
Payable to clearing broker	(293,353)
	$ 1,473,864

Management has reviewed all receivable balances and determined that these balances are fully collectible and therefore stated at net realizable value with no allowance for doubtful accounts considered necessary.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

COVID-19

In March 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the coronavirus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread in the United States, including in each of the areas in which the Company operates. The Company has continued its operations throughout the coronavirus pandemic and management expects business operations to continue as is for the foreseeable future. The extent to which the COVID-19 (coronavirus) outbreak has impacted our operations has not been significant and the Company expects this to remain the case.

NOTE 7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 23, 2022, the date the financial statements were available to be issued. There have been no subsequent events as of the date of the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

NOTE 8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On August 17, 2011, the Company borrowed $1,000,000 from its parent Company (ACP Capital Holdings, LLC) under a FINRA approved subordinated loan agreement. On August 2, 2018, FINRA approved a $500,000 conversion of the loan to equity, leaving a subordinated loan balance of $500,000. This loan bears interest at 7% per annum and matures August 18, 2022 with a rollover provision. Quarterly payments of interest are made to its parent company.

NOTE 9. RELATED PARTY TRANSACTIONS

In January 2011, the Company entered into an expense sharing agreement with a certain affiliate, whereby the affiliate would reimburse the Company a fee of $1,000 per month. During the year ended December 31, 2021, the Company received $12,000 under this agreement.

NOTE 10. PAYROLL PROTECTION PROGRAM LOAN

In response to the COVID-19 pandemic, the Payment Protection Program ("PPP") was established under the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). Companies that met the eligibility requirements set forth by the PPP may qualify for PPP loans. If the loan proceeds are fully utilized to pay qualified expenses over a covered period, the full principal amount of the PPP loan, along with any accrued interest, may qualify for loan forgiveness in whole or in part. In April 2020, the Company received a PPP loan authorized by CARES in the amount of $62,600 bearing an interest rate of 1% per annum reflected on the statement of financial condition. In August 2021, the Company applied for loan forgiveness which the Small Business Administration ("SBA") approved. The amount of debt extinguishment was $63,389, inclusive of interest reflected within the accompanying statement of operations.

NOTE 11. LEASES

The Company's current operating lease portfolio is primarily comprised of office space. Upon adoption of ASU 2016-02, Leases (Topic 842), the Company recognized a right-of-use asset and lease liability related to substantially all lease arrangements.

The Company entered into a 56-month office lease with 1450 Brickell, LLC in Miami, Florida beginning July 2020. The Company entered into a short-term lease for office space in New York beginning February 2020.The Company has a security deposit of $44,180 which is reflected within the accompanying statement of financial condition. For the year ended December 31, 2021, occupancy expenses amounted to $322,980.

The components of lease cost for the year ended December 31, 2021 are as follows:

Operating lease cost	$ 274,829
Short-term lease cost	48,151
	$ 322,980

NOTE 11. LEASES (continued)

These leases generally contain renewal options. Because the Company is not reasonably certain to exercise theses renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments used to determine the lease liability. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance.

As of December 31, 2021, the Company has operating lease right-of-use assets and operating lease liabilities of $656,755 and $698,906, respectively, in the accompanying statement of financial condition.

Future payments required under the Company's lease liabilities together with their present value as of December 31, 2021 are as follows:

For the year ending December 31,	Amount
2022	$ 231,906
2023	238,870
2024	246,046
2025	41,208
Total payments due under operating lease liabilities	**758,030**
Less discount to present value	(59,124)
Total operating lease liabilities	**$ 698,906**

The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2021:

Weighted average remaining lease term-operating lease:	**48 months**
Weighted average discount rate-operating lease:	**5%**

Supplemental Schedules

ACP Securities, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2021

Total Assets		$ 2,752,204
Less Total Liabilities		2,411,143
Member's Equity		341,061
Add: Liabilities subordinated to claims of general creditors		500,000
Total Capital and Allowable Liabilities		841,061
Less Non-Allowable Assets:		
Security deposit	44,180	
Other assets	58,654	
12b1 fees receivable, net	28,998	
		131,832
Other deductions and/or charges		11
Less: Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
Other	16,392	
		16,392
Net Capital		692,826
Net Capital Required - Greater of $100,000 or 6.666% of Aggregate Indebtedness		100,000
Excess Net Capital (net capital less net capital required)		$ 592,826
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required		$ 567,387
Schedule of Aggregate Indebtedness		
Accrued expenses and other liabilities		918,884
Payable to clearing broker		293,353
Right-of-use lease liability in excess of right-of-use asset		42,151
Aggregate Indebtedness		$ 1,254,388
Ratio: Aggregate Indebtedness to Net Capital		1.81

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2021, and the above calculation.

ACP Securities, LLC

Schedule II - Statement on Exemption Report from Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2021

The Company is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through a clearing broker on a fully disclosed basis. During the year ended December 31, 2021, the Company did not hold customers' funds or securities.

The Company was in compliance with conditions of the exemption for the year ended December 31, 2021.

KSDT
ADVISORY | TAX | ASSURANCE CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of ACP Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) ACP Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which ACP Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provisions) and (2) ACP Securities, LLC stated that ACP Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. ACP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ACP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 23, 2022

MIAMI
305.670.3370
9300 S. Dadeland Blvd. | Suite 600
Miami, Florida | 33156

WESTON
954.485.5788
1625 N. Commerce Parkway | Suite 315
Weston, Florida | 33326

ACP Securities, LLC

Exemption Report Pursuant to Securities and Exchange Commission Rule 17a-5

We as members of management of ACP Securities, LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. § 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*) and (2) we met the identified exemption provisions from January 1, 2021 to December 31, 2021 without exception.

ACP Securities, LLC

I, Esteban Endere, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Managing Member

Date: February 23, 2022